SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

EXPLANATORY NOTE

This amendment No. 1 on Form 6-K/A (“Amendment”) amends the Current Report on Form 6-K for the month of November 2011 (“Original Report”) furnished to the Securities and Exchange Commission by Fresenius Medical Care AG & Co. KGaA (the “Registrant”) on November 3, 2011 (“Original Filing Date”), pursuant to which the Registrant furnished a copy of Exhibit 10.5 (the “Exhibit”).

The Registrant is furnishing this Amendment solely to resubmit the Exhibit to provide certain previously omitted portions for which the Registrant has determined that confidential treatment is not required. Other than the resubmission of the Exhibit, no part of the Original Report is being amended, and the furnishing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to the Original Filing Date

EXHIBITS

Exhibit No.

10.5

Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011. (1)(*)

(1)  Portions of this exhibit have been omitted pursuant to a request for confidential treatment  filed separately with the Securities and Exchange Commission.

(*)  Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 2, 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By: /s/	DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By: /s/	MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
Member of the Management Board of the General Partner